Exhibit 99.1

Grab Accelerates Financial Services Roadmap with Acquisition of Digital Investing Platform, Stash Financial, Inc.

●Grab is expanding its international Financial Services footprint and accelerating entry into the mass-market investing segment by acquiring Stash, an AI-powered investing app.
●Acquiring Stash offers Grab access to talent and technology to accelerate its Financial Services roadmap, as well as high-margin subscription-based revenue.
●With $5 billion in AUM and over a million paying subscribers, Stash is an Adjusted EBITDA, cash-flow positive business helping everyday Americans grow their long-term wealth.
●Based on current performance, Stash is expected to generate over $60 million in Adjusted EBITDA in the 2028 calendar year.
●Stash will continue operating as an independent brand in the U.S. post-Closing.

Singapore and New York City, February 12, 2026 – Grab Holdings Limited (“Grab”) announced that it had signed definitive agreements to acquire 100% of the equity interest in Stash Financial, Inc., (“Stash”), a U.S. digital financial services company, with the payment for 50.1% equity interest to be made at Closing at an enterprise value of US$425 million and payments for the remaining interest to be made at the fair market value over three years post-Closing. The transaction is subject to regulatory approvals and other customary closing conditions and is expected to close in the third quarter of 2026 (“Closing”). The payment at Closing will be made in a combination of cash and stock, and subsequent payments will be made in cash and/or stock at Grab’s discretion.

Anthony Tan, Group Chief Executive Officer and Co-Founder of Grab, said: “This is a milestone in Grab’s evolution as a trusted international provider of financial services. This acquisition brings more than just recurring, high-margin subscription revenue; we will strengthen Grab’s fintech knowhow with Stash’s AI-powered investing app, designed with existing U.S. regulatory requirements at its core. While we remain operationally focused on Southeast Asia and scaling our regional loanbook, this move reinforces our mission of democratizing financial services for everyone.”

Brandon Krieg, Co-Founder and Co-CEO of Stash, said: “Ed and I founded Stash because we believe the tools and advice to build long-term wealth should be accessible to everyone, not just the top 1%. Joining the Grab ecosystem is a validation of that mission. Grab has a track record of ecosystem-building through harnessing user data and a culture of entrepreneurship that will serve our growth ambitions. This acquisition gives us the best of both worlds: the capabilities to double down on growth in the U.S., and the resources of a technology powerhouse to accelerate our vision of personalized, AI-driven financial guidance for millions of people across all parts of their financial lives.”

Regulated by the SEC, Stash is a U.S. registered investment advisor with more than $5 billion in assets under management. Through its subscription-based app, Stash serves over one million consumers with accessible investing, banking, and financial education tools designed to support long-term financial decision-making. Stash also offers StashWorks, a financial wellness solution for U.S. employers that helps employees build healthier financial habits through education and guided tools.

A core part of Stash's platform is its use of technology to deliver personalized financial guidance at scale. This includes AI Money Coach, which serves as a financial companion offering guidance and execution tailored and adaptable to users’ life goals and financial circumstances. It is built for regulated financial services and combines expert knowledge, deep financial integrations, compliance-by-design, and direct actionability across Stash’s investing, banking, and saving products. Interactions with AI Money Coach are auditable and configurable through defined policies and controls. This enables Stash to deploy AI responsibly at scale while maintaining high standards of consumer protection and regulatory integrity. AI Money Coach has driven strong engagement since its launch in late 2024, with approximately one in two users taking a positive financial action on the same day, up nearly 40% in 2025. Following the acquisition, Grab plans to support Stash's continued growth in the U.S. consumer market, while exploring opportunities to introduce Stash's investing solutions, including AI Money Coach, in Southeast Asia longer-term. Based on current business momentum and the execution of the company’s strategic plan, Stash is expected to generate more than $60 million in Adjusted EBITDA in the 2028 calendar year.

Post-Closing, Stash will remain a standalone entity as part of Grab’s business, retaining its current recurring revenue model, services, and brand. Stash will continue being led by a highly experienced team committed to the mission of democratizing financial services, including Co-Founders and Co-CEOs Brandon Krieg and Ed Robinson, who have steered the company towards profitable growth on an Adjusted EBITDA basis since its latest Series H fundraising round in 2025.

Grab offers Mobility, Delivery, and Financial Services to over 50 million monthly transacting users across eight Southeast Asian countries, where many individuals participate in the informal economy and are not served by traditional financial institutions. The company has a track record of serving those who lack access to banking and personal finance products by harnessing ecosystem data to offer lending, insurance, and payment solutions suited for millions of otherwise underserved consumers and small businesses. Grab also operates digital banking services in Singapore, Malaysia, and through an associate in Indonesia.

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For inquiries, please contact:

Media
press@grab.com

Investors
investor.relations@grab.com

About Grab

Grab is a leading superapp in Southeast Asia, operating across the deliveries, mobility and digital financial services sectors. Serving over 800 cities in eight Southeast Asian countries – Cambodia, Indonesia, Malaysia, Myanmar, the Philippines, Singapore, Thailand and Vietnam – Grab enables millions of people everyday to order food or groceries, send packages, hail a ride or taxi, pay for online purchases or access services such as lending and insurance, all through a single app. We operate supermarkets in Malaysia under Jaya Grocer and Everrise, which enables us to bring the convenience of on-demand grocery delivery to more consumers in the country. As part of our financial services offerings, we also provide digital banking services through GXS Bank in Singapore and GXBank in Malaysia. Grab was founded in 2012 with the mission to drive Southeast Asia forward by creating economic empowerment for everyone. Grab strives to serve a triple bottom line – we aim to simultaneously deliver financial performance for our shareholders and have a positive social impact, which includes economic empowerment for millions of people in the region, while mitigating our environmental footprint.

We use our website as a means of disclosing material information about our company. Such disclosures will be included on our website in the “Investor Relations'' section or at investors.grab.com. Accordingly, investors should monitor such sections of our website, in addition to following our press releases, SEC filings and public conference calls and webcasts. Information contained on, or that can be accessed through, our website does not constitute a part of this document and is not incorporated by reference herein.

About Stash
Stash is a digital financial platform built to help everyday people save, invest, and build long-term wealth with confidence. Through a simple subscription model, Stash makes access to financial guidance more affordable and approachable, bringing investing, banking, and education into one intuitive experience.
An early innovator in fractional investing, Stash today serves more than one million subscribers and manages over $5 billion in assets. The platform combines financial education with personalized guidance to help customers make informed financial decisions. Powered by AI Money Coach, Stash delivers personalized financial guidance at scale, turning complex financial topics into clear recommendations that help customers understand what to do next.
Stash offers a broad suite of products designed to support different financial needs. Customers can invest on their own or use automated Managed Accounts, open retirement accounts, and invest on behalf of their children. For everyday spending, the Stock-Back® Debit Card rewards purchases with stock. For employers, StashWorks provides a financial wellness benefit that helps employees build healthier financial habits. Stash operates as a registered investment advisor and broker-dealer and is regulated by the SEC and FINRA.
Advisory products and services are offered through Stash Investments LLC (“Stash Investments”), an SEC registered investment adviser. Stash Capital LLC, an SEC registered broker-dealer and member FINRA/SIPC, serves as introducing broker for Stash clients’ advisory accounts.
Stash Investments is not a bank or depository institution licensed in any jurisdiction. Stash banking services are provided by Stride Bank, N.A., Member FDIC. Products offered by Stash Investments LLC and Stash Capital LLC are Not FDIC Insured, Not Bank Guaranteed, and May Lose Value.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this document, including but not limited to, statements about Grab’s goals, targets, projections, outlooks, beliefs, expectations, strategy, plans, objectives of management for future operations of Grab, growth opportunities and for the proposed transaction, including statements regarding the benefits of the transaction, the anticipated timing of the transaction and the products and markets of each company, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “should,” “could,” “would,” “may,” “will,” “forecast,” “opportunity,” “annualized run rate” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Grab, which involve inherent risks and uncertainties, and therefore should not be relied upon as being necessarily indicative of future results. A number of factors, including macro-economic, industry, business, regulatory and other risks, could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect Stash’s business, (ii) the failure to satisfy the conditions to the consummation of the transaction, including the receipt of certain governmental and regulatory approvals and other risks related to the uncertainties inherent in the transfer of ownership of, and ongoing compliance by, a regulated business, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive agreements, (iv) the effect of the announcement or pendency of the transaction on Stash’s business relationships, operating results, and business generally, (v) risks that the proposed transaction disrupts current plans and operations of Stash or Grab and potential difficulties in Stash employee retention as a result of the transaction, (vi) risks related to diverting management’s attention from Stash’s ongoing business operations, (vii) the outcome of any legal proceedings that may be instituted against Grab or against Stash related to the Series H fundraising round, the transaction agreements or the transaction, (viii) the ability of Grab to successfully integrate Stash’s operations, product lines, and technology, and to maintain or grow Stash’s customer base, in particular in the U.S., where Grab does not have any prior commercial operations, (ix) the ability of Grab to implement its plans, forecasts, and other expectations with respect to Stash’s business after the completion of the proposed transaction and realize additional opportunities for growth and innovation, and (x) unexpected costs, charges or expenses resulting from the acquisition. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described under “Item 3. Key Information – D. Risk Factors” and in other sections of Grab’s annual report on Form 20-F for the year ended December 31, 2024, as well as in other documents filed by Grab from time to time with the U.S. Securities and Exchange Commission (the “SEC”).

Forward-looking statements speak only as of the date they are made. Grab does not undertake any obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required under applicable law.

Non-IFRS Financial Measure
This document refers to “Adjusted EBITDA” which is a non-IFRS financial measure that does not have a standardized meaning prescribed by IFRS. Adjusted EBITDA is defined as net income (loss) before interest income (expense), other income (expense), income tax expense (benefit), stock-based compensation, depreciation and amortization. Grab management believes Adjusted EBITDA provides helpful information to analyze Stash’s operating performance.